FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

For November 10, 2016

Commission File Number: 333-214016

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Lloyds Banking Group plc Announces Final Results of Exchange Offer for Its 4.582% Subordinated Debt Securities due 2025 and Its 5.300% Subordinated Debt Securities due 2045

November 10, 2016 – Lloyds Banking Group plc (“LBG”) today announced the expiration and final results of its previously announced exchange offer for its 4.582% Subordinated Debt Securities due 2025 (the “2025 New Notes”) and its 5.300% Subordinated Debt Securities due 2045 (the “2045 New Notes” and, together with the 2025 New Notes, the “New Notes”), which have been registered under the Securities Act of 1933, as amended, for all outstanding 4.582% Subordinated Debt Securities due 2025 (the “2025 Old Notes”) and 5.300% Subordinated Debt Securities due 2045 (the “2045 Old Notes” and, together with the 2025 Old Notes, the “Old Notes”) that were issued by LBG in December 2015.

Based on information provided by the exchange agent, approximately $1,327.7 million in aggregate principal amount, or 98.10%, of the outstanding 2025 Old Notes and approximately $824.0 million in aggregate principal amount, or 99.99%, of the outstanding 2045 Old Notes were validly tendered and not validly withdrawn in the exchange offer as of 11:59 p.m., New York City time, on November 9, 2016 (the “Expiration Deadline”). LBG has accepted for exchange on the Exchange Date all Old Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. The Exchange Date is expected to be November 14, 2016.

Following the Exchange Date, $1,327,685,000 aggregate principal amount of the 2025 New Notes and $824,033,000 aggregate principal amount of the 2045 New Notes will be outstanding.

The terms of the exchange offer are set forth in a prospectus dated November 4, 2016. Documents relating to the exchange offer, including the prospectus, have been filed with the Securities and Exchange Commission. For further information, contact the exchange agent, The Bank of New York Mellon, at the following addresses:

United States:

The Bank of New York Mellon, as Exchange Agent

Corporate Trust Operations - Reorganization Unit

111 Sanders Creek Parkway

East Syracuse, NY 13057

United States of America

Attn: Pamela Adamo

Tel: 315-414-3317

Fax: 732-667-9408

Email: ct_reorg_unit_inquiries@bnymellon.com

London:

The Bank of New York Mellon, as Exchange Agent

Debt Restructuring Services

Tel +44 1202689644

Email: debtrestructuring@bnymellon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Dated:	November 10, 2016	By:	/s/ Vishal Savadia
			Name:	Vishal Savadia
			Title:	Head of Capital Issuance & Structuring